UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 30, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                )
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                )
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-               .)

30 May, 2008
Equigold shareholders approve merger with LGL
The merger of Lihir Gold Ltd (LGL) and Equigold NL has been approved overwhelmingly by Equigold shareholders.
At a meeting in Perth to consider the proposed merger, 94.29% of shares voted were in favour of the Scheme of Arrangement.
“This is an excellent result for both LGL and Equigold,” said Chairman Ross Garnaut.
“It is gratifying to see Equigold shareholders strongly supporting the Scheme and recognizing the potential in the new merged group. The union of these two companies will create a major gold producer with an attractive growth profile, low cost structure and more diversified operations,” he said.
“By the end of 2008, we expect to have four mines in operation in three countries, producing at an annual rate of more than 1.2 million ounces of gold.
“We are pleased to bring Equigold’s shareholders on to the LGL register and look forward to sharing with them in the future development of the mines at Lihir, Ballarat, Mt Rawdon and in Ivory Coast,” he said.
LGL CEO Arthur Hood also welcomed Equigold’s 150 employees who bring with them a range of expertise and experience and a proud track record of consistent delivery.
“The addition of these people will strengthen our skill base. In particular, I am pleased to have the Equigold CEO Mark Clark and Chief Operating Officer Morgan Hart joining the management team,” he said.
“The combination of LGL and Equigold promises to deliver excellent returns for shareholders in future years. The Bonikro mine will be coming into production early in the second half of 2008, and then at the end of the year, Ballarat will commence commercial production. This will add to the strong growth coming through at Lihir Island, following the expansion of the process plant last year, and the very consistent, low cost performance of the Mt Rawdon mine.
“Together, this portfolio of producing mines will provide diversified cashflow streams for the company, improved operational consistency and reduced overall risk.
“Beyond 2008, we have significant expansion plans under way at Lihir Island, and major potential for expansion at Ballarat and in the Ivory Coast. So the merged group represents a very attractive investment and I am pleased to see Equigold shareholders recognizing that potential,” Mr Hood said.

GPO Box 905
Lihir Gold Limited	Phone: +617 3318 3300	Brisbane QLD 4001 Australia
Incorporated in Papua New Guinea	Fax: +617 3318 9203	Level 9, 500 Queen Street
ARBN 069 803 998	Website: www.lihir.com.pg	Brisbane QLD 4000 Australia

Page 2.
The next step in the merger process will be to obtain final Court approval, with the Second Court Hearing scheduled for June 3. The full schedule is set out in the following table:

Second Court Hearing Date for approval of the Scheme	3 June

Scheme Effective Date. Suspension of Equigold NL Shares from trading	4 June

Trading of New Lihir Shares on ASX on a deferred settlement basis	5 June

Record Date for determining entitlements to Scheme Consideration	12 June

Implementation Date — Allotment of New Lihir Shares to Scheme Participants	17 June

Trading of New Lihir Shares on ASX on a normal settlement basis	18* June

All dates are indicative only and may change. *The date for commencement of trading of New Lihir Shares on a normal settlement basis has been revised from that published in the Scheme booklet.
For further information:
Joe Dowling
General Manager Corporate Affairs
+617 3318 3308
Josie Brophy
Communications Officer
+617 3318 3317

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By: /s/ Stuart MacKenzie
Name: Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: May 30, 2008